[LETTERHEAD OF SONNENSCHEIN NATH & ROSENTHAL LLP]

Stephen E. Fox
212.768.6985
sfox@sonnenschein.com

July 12, 2005

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Medis Technologies Ltd.
Form 10-K for the fiscal year ended December 31, 2004
Filed March 16, 2005
File No. 0-30391

Ladies and Gentlemen:

At the request of Medis Technologies Ltd. (the “Registrant”), we hereby respond to the several comments contained in the Staff’s letter dated May 24, 2005, each of which has been reproduced in its entirety herein and is in boldface type. Our response is immediately below each Staff comment. In particular, we advise as follows:

Report of Independent Registered Public Accounting Firm, page F-2

We note that you changed auditors for your 2003 fiscal year from Ernst & Young, U.S., to Kost Forer Gabay & Kasierer, a member of Ernst & Young Global. It appears that you did not file a Form 8-K to report this change in auditors. Please tell us why.

The Staff’s comment is noted. The Registrant filed with the Commission on July 11, 2005 a Form 8-K reflecting the change in the office in which Ernst & Young signed and issued its audit opinion from Ernst & Young, LLP to Kost Forer Gabay & Kasierer.

Consolidated Balance Sheets, page F-4

Please tell us and revise future filings to disclose the nature of and accounting for your leasehold incentive obligations. Discuss why you reflect $935,000 of this obligation as an adjustment to reconcile net loss to net cash used in operating activities on page F-7.

We advise the Staff as follows:

Pursuant to the lease agreement governing the Lod facility, the Registrant committed to bear the costs of leasehold improvements specified in the agreement, which as of December 31, 2004 totaled approximately $1.565 million.

The Registrant was responsible for the specifications of the leasehold improvements, choosing the vendors and approving the bids and purchase orders. The lessor agreed to reimburse the Registrant for a portion of the improvement costs, totaling $935,000 as of December 31, 2004.

Securities and Exchange Commission
July 12, 2005

The Registrant recorded these improvements as property and equipment in its consolidated balance sheet for the fiscal year ended December 31, 2004, in accordance with FAS 13, “Accounting for Leases”, and amortizes the assets over the shorter of the estimated useful life of the assets or the lease period.

On February 7, 2005, the Commission posted to its web site a letter from the Chief Accountant of the Commission (the “Chief Accountant’s Letter”) to the AICPA Center for Public Company Audit Firms, discussing three lease accounting issues. One of the issues discussed was Landlord incentives.

Pursuant to the Chief Accountant’s Letter, the Staff took the position that: (a) leasehold improvements made by a lessee that are funded by landlord incentives or allowances under an operating lease should be recorded by the lessee as leasehold improvement assets and amortized by the lessee over the shorter of their economic lives or the lease term, as defined in paragraph 5(f) of FASB Statement 13 ("SFAS 13"), "Accounting for Leases", as amended; (b) the incentives should be recorded as deferred rent and amortized as reductions to lease expense over the lease term in accordance with paragraph 15 of SFAS 13 and the response to Question 2 of FASB Technical Bulletin 88-1 ("FTB 88-1"), Issues Relating to Accounting for Leases, and therefore, it is inappropriate to net the deferred rent against the leasehold improvements; and (c) a registrant's statement of cash flows should reflect cash received from the lessor that is accounted for as a lease incentive within operating activities and the acquisition of leasehold improvements for cash within investing activities.

In accordance with the guidelines set forth in the Chief Accountant’s Letter, SFAS 13 and FTB 81-1, the Registrant recorded the landlord incentive in the amount of $935,000 as a debit to “Leasehold Improvements in Property and Equipment” and credited the liability to “Leasehold Incentive Obligations.” In accordance with item (c) above, the $935,000 leasehold incentive obligations were reflected as an adjustment to reconcile net loss to net cash used in operating activities.

The Leasehold Improvements in Property and Equipment are amortized over the shorter of their economic lives or the lease term. The Leasehold Incentive Obligations are amortized over the term of the lease as a reduction of rent expenses.

The Registrant has informed us that it will revise future filings to disclose the nature of and the accounting for the Leasehold Incentive Obligations.

Note G. Stockholder’s Equity, page F-21

Please supplementally show us your calculation of the retroactive adjustment to EPS as a result of the March 11, 2003 rights issue. See paragraph 56 of SFAS 128. Additionally, please tell us and disclose in future filings why you gave retroactive adjustment to the rights offering. That is, if true, disclose that the rights issue contained a bonus element, similar to a stock dividend, as a result of the exercise price at issuance being less than the fair value of your common stock. See paragraph 55 of SFAS 128.

We provide to the Staff the following calculation of the retroactive adjustment to EPS as a result of the Registrant’s March 11, 2003 rights offering:

Securities and Exchange Commission
July 12, 2005

Theoretical ex-rights fair value per share
Number of shares outstanding immediately prior to rights offering	21,107,121
Share price at closing of rights offering (March 11, 2003)	3.98
Aggregate fair value of shares immediately prior to exercise of rights		84,006,342
Number of shares issuable pursuant to rights offering	2,325,600
Exercise price of rights per share	2.15
		5,000,040
Aggregate value of shares after rights offering		89,006,382

Total shares outstanding after rights offering		23,432,721

Theoretical ex-rights fair value per share		3.80

Adjustment Factor
Share price at closing of rights offering (March 11, 2003)		3.98
Theoretical ex-rights fair value per share		3.80

Adjustment Factor		1.0474

Retroactive Adjustment of EPS
Weighted average shares December 31, 2002 - before retroactive adjustment		20,894,915
Adjustment Factor		1.0474
Adjusted weighted average shares December 31, 2002		21,885,334
Minor difference in calculation that does not result in any change in the net loss per share		12,537
Weighted average shares at December 31, 2002. as reported in December 31, 2004 financial statements		21,897,871

Net loss attributable to common shareholders - December 31, 2002		12,546,000

Adjusted net loss per share		0.57

Additionally, we advise the Staff, in accordance with SFAS No. 128 “Earnings Per Share,” that basic and diluted net loss per share for the year ended December 31, 2002 has been retroactively adjusted because the Registrant’s March 11, 2003 rights offering contained a bonus element that is tantamount to a stock dividend due to the subscription price at issuance being less than the fair market value of the Registrant’s common stock on such date.

The Registrant has informed us that it will revise future filings to include a description of why it gave retroactive adjustment to the rights offering.

Securities and Exchange Commission
July 12, 2005

We request, if practicable, that further Staff comments be addressed telephonically to the undersigned at (212) 768-6985 or, in his absence, to Ira I. Roxland of this firm at (212) 768-6999.

Very truly yours,

/s/ Stephen E. Fox
Stephen E. Fox

cc: Kate Tillan (Via Overnight Courier)